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                                                                  EXHIBIT (a)(8)


                                                                            NEWS
[AON LOGO]                                                 FOR IMMEDIATE RELEASE
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Aon Corporation                                 FOR FURTHER INFORMATION CONTACT:
123 North Wacker Drive                                          William J. Fasel
Chicago, Illinois 60606                            Director, Financial Relations
312.701.3000                                                        312.701.3983



              Aon Announces Agreement with Alexander & Alexander


Chicago, IL -- December 11, 1996 -- Aon Corporation (Aon) and Alexander & Alexander Services Inc. ("A&A") today announced that they have entered into a definitive agreement providing for the combination of A&A with Aon. In the transaction, A&A shareholders will receive $17.50 in cash per share of A&A common stock. The total consideration to holders of A&A's common stock will be approximately $790 million. The agreement was approved unanimously by both boards.

A&A currently has outstanding two series of Preferred Stock. The Series A preferred shares, having an aggregate liquidation preference of $115 million, will be unaffected by the transaction, except that following the transaction they shall no longer be convertible into A&A's common shares, but will be convertible into an aggregate of approximately $120 million in cash. Pursuant to a separate agreement between Aon and American International Group, Inc. ("AIG"), A&A's Series B preferred shares held by subsidiaries of AIG will be acquired by Aon for a cash consideration of $317.5 million.

The combination with A&A will be effected by a cash tender offer for A&A's common shares, which is expected to commence no later than December 16, 1996. Immediately upon completion of the tender offer, the purchase of the Series B preferred shares will be effected. Any A&A common shares not acquired in the tender offer (including shares to be issued upon conversion of A&A's Class A and C common shares and related securities held by Canadian and United Kingdom shareholders) will subsequently be acquired in a cash merger for $17.50 per share. The tender offer will not extend to the Class A and C common shares of A&A.

The transaction is valued at approximately $1.23 billion, taking into account the aggregate consideration to holders of the A&A common stock, the conversion value of the Series A preferred and the purchase price for the Series B preferred stock.
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The tender offer is subject to several conditions, including the tender and non-withdrawal of at least a majority of the voting power of A&A's common shares (assuming exercise of options and conversion of Series A preferred shares) and various regulatory approvals.

Patrick G. Ryan, chairman and chief executive officer of Aon stated, "I have the highest regard for A&A and its outstanding people. This is a unique opportunity to bring together our two excellent organizations. The combination of Aon, A&A and Bain Hogg, the most recent member of our corporate family, provides unparalleled resources and expertise for clients around the world."

A&A's chairman and chief executive officer, Frank G. Zarb, said, "A&A has chosen to merge with the premier company in the business. With the combined strengths of both organizations, the new Aon will shape the future of the industry." He added, "The need for consolidation has been increasingly evident in recent years. With ever more challenging market conditions ahead of us, I believe this decision serves the best interests of A&A shareholders, our clients and our employees."

Aon Corporation is an insurance services holding company that comprises a family of insurance brokerage, consulting and consumer insurance companies. Aon's common stock (Symbol AOC) is listed on the New York, Chicago and London Stock Exchanges. Lazard Freres & Co. LLC has acted as financial advisor in connection with the proposed transaction.

Alexander & Alexander Services Inc. is a holding company which, through its subsidiaries, provides professional risk management consulting, insurance brokerage and human resource management consulting services on a global basis. The common stock of Alexander & Alexander (Symbol AAL) is listed on the New York Stock Exchange. CS First Boston has acted as financial advisor to Alexander & Alexander in connection with the proposed transaction.